

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 4, 2006

Mr. Steven A. Cosse
Executive Vice President and General Counsel
Murphy Oil Corporation
200 Peach Street, P.O. Box 7000
El Dorado, AR   71731-7000

>   **Re: Murphy Oil Corporation**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2005**
>   **Filed March 16, 2006**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Filed March 15, 2006**
>   **File No. 001-08590**

Dear Mr. Cosse:

We have reviewed your Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2005, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, Filed on March 15, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Other Matters, page 23

Other, page 24

1.   Although you continue to believe that your $15.3 million VAT reimbursement
        claim under applicable Ecuadorian tax law is valid, considering that the tax
        authorities announced in 2001 that VAT reimbursements would no longer be
        made, and that the government of Ecuador subsequently declared that it was not
        bound by the 2004 international arbitral decision you cite, it is unclear how you
        concluded that it was unnecessary to recognize a probable loss. As it appears that
        the law change of this foreign tax jurisdiction has effectively rendered an
        unfavorable judgment, it would seem that not recording a loss would be
        comparable to gain recognition, as you must presume that the current law will be
        overturned or otherwise invalidated. The guidance in paragraph 17 of SFAS 5
        generally precludes recognizing gain contingencies.

Supplemental Oil and Gas Information (Unaudited), page F-32

Schedule 6 – Capitalized Costs Relating to Oil and Gas Producing Activities, page F-39

2.   We note that you identify asset retirement costs as a separate line item in your
        table of capitalized costs for each year, which is somewhat contrary to the
        guidance in paragraph 11 of SFAS 143, requiring adjustment to the asset to which
        an asset retirement liability relates. Accordingly, we believe that you should
        reclassify the asset retirement costs to the related asset line items to which the
        corresponding asset retirement obligation relates. The amount of asset retirement
        costs included may be described in a footnote to the schedule, if so desired. You
        may refer to our February 2004 industry letter for guidance on related topics,
        accessible on our website at the following address:

                http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief